UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MIDWAY GOLD CORP.

(Name of Issuer)

Common stock, no par value per share

(Title of Class of Securities)

598153104

(CUSIP Number)

November 12, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 598153104	Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SHEERIN, MATTHEW

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		6,953,200
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 6,953,200
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

6,953,200

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

10.37%

12	Type of Reporting Person (See Instructions)
IN

CUSIP No. 598153104	Page 3 of 5 Pages

Item 1(a)                Name of Issuer:

Midway Gold Corp. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

Unit 1 – 15782 Marine Drive
White Rock, British Columbia, Canada V4B 1E6

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Matthew Sheerin (the "Reporting Person").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 56 Sunset Drive, Manhasset, New York 11030.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common stock, no par value (the "Shares").

Item 2(e)	CUSIP Number:

598153104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                                As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,953,200 Shares. This number consists of: (i) 4,623,200 Shares held by the Reporting Person, (ii) 2,250,000 Shares issuable upon exercise of a warrant held by the Reporting Person; and (iii) 80,000 Shares held in the Reporting Person’s 401(k) plan.

Item 4(b)	Percent of Class:

According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008, the number of Shares outstanding as of November 12, 2008 was 64,821,664. Assuming exercise of the warrant held by the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of approximately 10.37% of the total number of Shares outstanding.

CUSIP No. 598153104	Page 4 of 5 Pages

Item 4(c)	Number of shares as to which such person has:

Sheerin, Matthew
(i)	Sole power to vote or direct the vote	6,953,200
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,953,200
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 598153104	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	MATTHEW SHEERIN

/s/ Matthew Sheerin